Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number: 333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

GOLDEN STAR IS SUBSTANTIALLY INCREASING ITS OFFER TO IAMGOLD SHAREHOLDERS

Denver, Colorado, June 28, 2004 – Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) today announced that it is substantially increasing its offer to shareholders of IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG).

Under the terms of the increased offer, IAMGold shareholders would receive:

•	1.25 Golden Star shares per IAMGold share; OR

•	1.15 Golden Star shares plus C$0.50 cash per IAMGold share (maximum cash of approximately US$56 million)

In addition, Golden Star will pay a further C$0.20 in cash per IAMGold share (total cash of approximately US$22 million) to the IAMGold shareholders in the event that no break fee is paid or payable to Wheaton River Minerals Ltd. (“Wheaton River”) in accordance with the Amended and Restated Agreement between IAMGold and Wheaton River dated April 29, 2004 (the “Wheaton River Arrangement”). The additional C$0.20 per IAMGold share cash payment, if made, will be paid to tendering IAMGold shareholders at such time as it is definitively determined that no break-fee is paid or payable to Wheaton River. There can be no assurance that the C$0.20 per IAMGold share payment will be made or of the timing of any such payment.

Golden Star’s increased offer (excluding the additional C$0.20 per IAMGold share cash payment) represents a premium of 23% to the IAMGold closing share price on May 27, 2004, the last trading day prior to the announcement of Golden Star’s initial proposal. Based on the closing share prices for Golden Star and IAMGold on March 30, 2004, the increased offer is equivalent to C$11.15 per IAMGold share, which is significantly higher than the C$9.82 per IAMGold share “Superior Proposal” threshold in the Wheaton River Arrangement.

Peter Bradford, President and Chief Executive Officer of Golden Star, said: “We have been very encouraged by the level of support that IAMGold shareholders have indicated for our bid. We

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have listened to IAMGold shareholders and have revised our offer to a level where we believe we will have the necessary support to have the proposed Wheaton River Arrangement voted down and obtain sufficient acceptances to our offer to meet the minimum condition of 66 2/3%.

“Our offer continues to be conditional on due diligence, and we urge IAMGold shareholders to motivate their management and board of directors to provide Golden Star with the required access to allow the due diligence to be carried out in a timely manner,” Mr. Bradford said.

Golden Star plans to mail its increased offer to IAMGold shareholders and file it with securities regulators as soon as reasonably practicable.

Golden Star urges IAMGold shareholders to vote against the Wheaton River Arrangement and to tender their IAMGold shares to Golden Star’s increased offer.

BMO Nesbitt Burns is acting as Golden Star’s financial advisor in connection with the offer, Fasken Martineau DuMoulin LLP is acting as Golden Star’s Canadian legal advisor and Davis Graham & Stubbs LLP is acting as Golden Star’s U.S. legal advisor. For further information about the offer, IAMGold shareholders should contact Innisfree M&A Incorporated at 1-877-825-8772 (English speakers) or 1-877-825-8777 (French speakers).

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines, which are expected to reach an annualized production rate of approximately 350,000 ounces in 2005, are located in Ghana near two of IAMGold’s joint venture mines. In addition, Golden Star has an 81% interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden

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Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other risk factors in our Form 10-K for 2003. The forward looking information contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made in the United States pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (“SEC”). Golden Star has filed with the SEC a Registration Statement on SEC Form S-4, and has mailed the related prospectus concerning the proposed business combination of Golden Star with IAMGold, together with an offer to purchase and circular and related documents, to IAMGold shareholders in the United States. Golden Star also filed with the SEC on Schedule 14D-1F certain other documents related to the business combination, including an offer to purchase and circular. Golden Star plans to amend its Registration Statement and Schedule 14D-1F and mail a revised prospectus and amended Schedule 14D-1F to IAMGold shareholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star are available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

For further information please contact:

Golden Star Resources Ltd.
Peter Bradford
President and Chief Executive Officer
+1 303 894 4613

Allan Marter
Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith
Vice President Corporate Development
+1 303 894 4622

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Media Contact
John Lute
Lute & Company
+ 1 416 929 5883
jlute@luteco.com

Investor Information

BMO Nesbitt Burns Inc.
Darin Smith
+1-866-758-9860

or

Innisfree M&A Incorporated
Alan Miller
+1-212-750-5833

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